EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nomad Company Royalty Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Nomad Company Royalty Ltd. and its subsidiaries (together, the Company) as of December 31, 2020 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of deferred income tax assets

As described in notes 3, 5 and 16 to the consolidated financial statements, the Company recognized deferred income tax assets amounting to $42.1 million as of December 31, 2020. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Management reassesses its deferred income tax assets at the end of each reporting period. In recognizing deferred income tax assets, management makes judgements related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces.

The principal considerations for our determination that performing procedures relating to recognition of deferred income tax assets is a critical audit matter are (i) the judgements by management when developing the future taxable income which in turn led to (ii) a high degree of auditor judgement, subjectivity and audit effort in performing procedures and evaluating the audit evidence relating to the forecasted cash flows from operations which require the use of estimates and assumptions such as the long‑term commodity prices and recoverable metal ounces.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the recognition of deferred income tax assets, including the assessment of whether it is probable that sufficient future taxable income will be available against which the temporary differences can be utilized. The assessment of the sufficiency of the future taxable income involved (i) testing the underlying data used by management in determining the future taxable income; (ii) evaluating the reasonability of forecasted cash flows from operations by considering the current performance of the Company; assessing the reasonableness of long-term commodity prices by comparing them to third party industry forecasts; and assessing the reasonableness of recoverable metal ounces by comparing them to technical information provided to management by operators of royalty and stream interests; and (iii) evaluating whether management appropriately adjusted for differences between forecasted cash flows from operation and future taxable income.

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Valuation of the embedded Conversion option derivative related to the acquisition of the Yamana Portfolio

As described in Notes 5, 6, 10, 12 and 21 to the consolidated financial statements, on May 27, 2020, the Company completed the acquisition of the Yamana Portfolio for a total consideration of $65 million. Pursuant to a deferred payment agreement between the Company and the Yamana Group, the Company will pay $10 million of the $20 million cash consideration through a deferred payment, which has a two‑year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the deferred payment and interest thereon is convertible, at any time, at the option of the Yamana Group into common shares of the Company at a price of CA$0.90 per share. The deferred payment is a compound financial instrument, comprising a debt host and conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated balance sheet. The Company recognized a debt host with an initial carrying amount of $8.7 million which represents the residual amount of the deferred payment after separating out the $1.3 million fair value of the embedded Conversion option derivative. The fair value of the embedded Conversion option derivative is estimated using a Monte-Carlo valuation model to simulate the Company’s future share price volatility.

The principal considerations for our determination that performing procedures relating to valuation of the embedded Conversion option derivative relating to the acquisition of the Yamana Portfolio is a critical audit matter are (i) the use of significant assumptions by management, including the Company’s future share price volatility, in assessing the fair value of the embedded Conversion option derivative which in turn led to (ii) a high degree of auditor judgement, subjectivity and audit effort in performing procedures and in evaluating the audit evidence obtained relating to the assumption with respect to the Company’s future share price volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the valuation of the embedded Conversion option derivative, including evaluating the appropriateness of the Monte-Carlo valuation model; (ii) evaluating the reasonableness of the assumptions used by management, including the Company’s future share price volatility by considering external market data; (iii) testing the completeness and accuracy of underlying data used in the Monte-Carlo valuation model; and (iv) professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s Monte-Carlo valuation model.

/s/ PricewaterhouseCoopers LLP1

Montréal, Canada

March 30, 2021

We have served as the Company’s auditor since 2020.

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1 FCPA auditor, FCA, public accountancy permit No. A115888

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